UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

- - - - - - - - - - - - - - - - - - - - - - - - - - - -
In the Matter of


ENTERGY MISSISSIPPI, INC.

                                   CERTIFICATE PURSUANT
File No. 70-7760                         TO RULE 24

(Public Utility Holding
     Company Act of 1935)
- - - - - - - - - - - - - - - - - - - - - - - - - - - -

      Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, modified by the application and/or declaration referenced above and the related order dated August 30, 1990, and the supplemental order dated April 21, 1993, this is to certify that the following transactions were carried out during the twelve months ended December 31, 1996, by Entergy Mississippi, Inc. ("Entergy Mississippi") pursuant to the authorization of the SEC.

I.   Programs Authorized

       In 1990, Entergy Mississippi was authorized to institute the following programs: (1) "Space Conditioning," involving the marketing, selling, leasing, financing the acquisition and installation of, and selling service plans and manufacturer's warranties or other maintenance agreements for, space conditioning equipment such as water heaters and heat pumps and related weatherization, ductwork and wiring improvements; (2) "Premium Power," involving audits of customers' facilities to detect power quality and reliability problems which may include a market based fee, if required, marketing, selling, leasing and financing the acquisition and installation of surge suppressors, power conditioning products and standby power supplies, including transient voltage surge suppressors, meter socket lightning arrestors, isolation transformers, line voltage regulators, power line conditioners and uninterruptible power systems (including standby generators) and selling and financing manufacturer's warranties and maintenance agreements, and the employment of consultants; (3) "Electrotechnologies," involving the marketing, selling, leasing to, financing of and selling service plans in connection with industrial and commercial equipment utilizing electric power (i.e., high capacity electrically driven manufacturing and processing equipment for operators) to enhance customer efficiency by reducing the emissions of combustion by-products, increasing safety in the workplace, producing superior quality products, and brokering leasing arrangements with customers related to the procurement of such equipment; and (4) "Field Services," involving marketing and selling to Entergy Mississippi's non-residential (primarily commercial and industrial) customers certain testing, maintenance, repair, training services and guaranteed service plans relating to the customer's energy using equipment in order to enhance the operating efficiency and help reduce the cost of operation to such customers.

II.  Report of Transactions

       The financing of standard electric appliances, including heat pumps and water heaters is permitted under Rule 48 of the Holding Company Act while the financing of associated weatherization items, wiring and ductwork is permitted only under the authority granted in the Commission's order approving the Program. Contractors indicated that these associated items account for about 10% of the total installed cost.

      Therefore,  during the year ended December  31,  1996,
Entergy  Mississippi  participated  in  these  programs   as
follows:

     Program  1, Space Conditioning; Program 2, Premium
     Power;  and  Program 4, Field Services -  Financed
     $28,946  and had proceeds of $46,108.  The maximum
     amount  extended  to a single customer  was  $653.
     Entergy   Mississippi  had  outstanding  principal
     obligations as of December 31, 1996, of  $302,200.
     Expenses charged in 1996 were $14,228.

     Program    3,   Electrotechnologies   -    Entergy
     Mississippi did not sell, lease or finance any Electrotechnologies equipment during the reporting period and there were no expenses incurred under this program.

     IN WITNESS WHEREOF, Entergy Mississippi has caused this certificate to be executed as of the 26th day of February, 1997.

                          ENTERGY MISSISSIPPI, INC.



                      By:  /s/ John R. Marshall
                          John R. Marshall
                          Vice President, Mass Accounts